UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File No. 001-34778

QEP RESOURCES, INC.

EMPLOYEE INVESTMENT PLAN

QEP Resources, Inc.

1050 17TH Street, Suite 500

Denver, Colorado 80265

The following audited financial statements are enclosed with this report:

1.	Statement of Net Assets available for Plan Benefits as of December 31, 2010.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the period ended December 31, 2010.

3.	Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2010, are attached as an exhibit to this Form 11-K.

QEP Resources, Inc.

Employee Investment Plan

Page No.

Report of Independent Registered Public Accounting Firm	1

AUDITED FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2010	2
Statement of Changes in Net Assets Available for Benefits for the period ended December 31, 2010	3
Notes accompanying the Financial Statements	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	12

SIGNATURE	13

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

QEP Resources, Inc. Employee Investment Plan

We have audited the accompanying statement of net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the period from July 1, 2010, the effective date of the Plan, to December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan as of December 31, 2010 and the changes in net assets available for benefits for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.
Denver, Colorado
June 28, 2011

QEP Resources, Inc. Employee Investment Plan

Statement of Net Assets Available for Benefits

December 31, 2010

Assets
Investments at fair value:
QEP Stock Fund	$44,423,283
Questar Stock Fund	21,044,324
Registered investment companies	30,587,304
Common collective trust funds	6,114,231
Common collective trust funds related to fully benefit-responsive investment contracts	10,841,039

Total investments	113,010,181
Notes receivable from participants	1,949,333

Net assets available for benefits at fair value	114,959,514
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(233,369)

Net assets available for benefits	$114,726,145

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Period July 1, 2010, the Effective Date of the Plan, to December 31, 2010

Net assets available for benefits at beginning of period	$—

Transfers of assets to this plan	104,317,910

2010 Additions
Investment income
Dividends and earnings	723,555
Interest income from participant loans	40,518
Net realized and unrealized appreciation in fair value of investments	7,033,216

7,797,289

Contributions
Participants	2,060,219
Employer	1,474,644
Rollover	204,250

Total contributions	3,739,113

Total additions	11,536,402

2010 Deductions
Distributions	(1,124,553)
Trustee and redemption fees	(3,614)

Total deductions	(1,128,167)

Net change before transfers	10,408,235

Net assets available for benefits at end of period	$114,726,145

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan

Notes accompanying the financial statements

December 31, 2010

1.	Plan Description

The following description of the QEP Resources, Inc. Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for eligible employees of QEP Resources, Inc. and certain of its subsidiaries (QEP or Company). The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). QEP’s Employee Benefits Committee is the Plan Administrator.

On June 30, 2010, Questar Corporation (Questar) distributed 100% of the shares of common stock of QEP to Questar shareholders in a tax-free, pro rata dividend (the Spin-off). Each Questar shareholder received one share of QEP common stock for each one share of Questar common stock held (including fractional shares) at the close of business on the record date. In conjunction with the Spin-off, QEP established the Plan, and QEP agreed to accept the transfer of the accounts (including participant loans) in the Questar Corporation Employee Investment Plan (the Questar Plan) attributable to eligible QEP employees and all of the assets in the Plan related thereto with the investments in Questar common stock and QEP common stock transferred in-kind to the Plan. Participant accounts for QEP employees were transferred to the Plan and the applicable assets were transferred out of the Questar Plan in the third quarter of 2010. The Questar Plan retained the account balances attributable to former QEP employees as of the distribution date until the transfer to the Plan.

Eligibility and contributions:

There is no service period requirement for an employee of a participating employer to participate in the Plan. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2010 was $16,500. The catch-up maximum contribution limit for 2010 was $5,500, for participants that turned age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings up to three times per calendar month for employee contribution amounts and for employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts. Participants receive employer matching contributions equal to 100% of a participant’s contributions up to 6% of their eligible compensation. Employee contributions are made on a pre-tax basis except for those contributions that the employee designates as Roth contributions, which are made on an after-tax basis. Participants may direct the investment of the employer matching contributions to any of the funds available in the Plan (excluding the Questar stock fund which is closed to new contributions), or if not so directed, the employer matching contributions are invested in the same investments as that of the employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund. If employees do not make an investment election, the default investment for the Plan is the MFS Total Return Fund.

Notes receivable from participants:

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Payment of benefits and withdrawals:

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds, if the participant so elects, and in whole shares of QEP or Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 1/2, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 1/2.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document explains the rules for withdrawing shares of QEP or Questar common stock and funds from participants’ accounts, including distributions upon termination of employment, disability or death.

Vesting:

Participants are fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2010 was $432. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Trustee and redemption fees:

Legal, accounting, other administrative expenses, except commissions, common collective trust fund management fees, redemption fees, and administrative fees included in the net asset valuations for the registered investment companies, and a portion of the trustee fees are paid by QEP. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee. Of the total trustee fees of $3,614 listed on the Statement of Changes in Net Assets Available for Benefits, $2,250 were paid by the participants which consisted of loan processing fees, redemption fees, and common collective trust fund management fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements and notes in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition:

Registered investment company investments are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The QEP Stock Fund and the Questar Stock Fund hold shares of QEP and Questar Corporation common stock, respectively. The funds maintain a cash reserve and use unitized-value accounting. The market value of the respective company’s shares plus the cash reserve are converted to equivalent units for the funds. The equivalent unit value is different than the underlying stock price.

Dividends:

Plan participants can elect to receive cash dividends paid on shares of QEP or Questar common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of QEP common stock. Currently reinvested dividend-shares are purchased at market value or are recorded as cash in the participant accounts. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions:

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts:

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

3.	Income Tax Status

An application for the Plan’s initial favorable determination letter was submitted to the Internal Revenue Service on January 27, 2011 and is still pending. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and that the related trust is exempt from taxation.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

5.	Investments

The Plan’s net realized and unrealized appreciation in fair value of investments during 2010 is as follows:

QEP Stock Fund	$3,114,487
Questar Stock Fund	820,867
Shares of registered investment companies	2,275,268
Common collective trust funds	822,594

Net realized and unrealized appreciation in fair value of investments	$7,033,216

Investments that represent 5% or more of the Plan’s net assets are as follows:

QEP Stock Fund	$44,423,283
Questar Stock Fund	21,044,324
Wells Fargo Stable Return Fund, at contract value*	10,607,670

*	Fair value was $10,841,039 at December 31, 2010.

6.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Investments in QEP Stock Fund and Questar Stock Fund: Valued at unitized cost. The funds maintain a cash reserve and use unitized-value accounting. The market value of the respective company’s shares plus the cash reserve are converted to equivalent units for the funds.

Investments in Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investments in common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: Valued at the NAV of shares of a bank collective trust held by the Plan at year–end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily.

The fair value of assets at December 31, 2010, is shown in the table below:

	Fair Value Measurements December 31, 2010
	Level 1	Level 2	Level 3	Total
Company stock funds:
QEP stock fund	$—	$44,423,283	$—	$44,423,283
Questar stock fund	—	21,044,324	—	21,044,324
Registered investment companies:
Equity growth funds	17,274,666	—	—	17,274,666
Corporate debt income funds	6,283,032	—	—	6,283,032
Balanced funds	4,605,299	—	—	4,605,299
Equity index funds	2,424,307	—	—	2,424,307
Common collective trust funds:
Equity index funds	—	6,114,231	—	6,114,231
Common collective trust funds –fully benefit-responsive investment contracts	—	10,841,039	—	10,841,039

Total investments	$30,587,304	$82,422,877	$—	$113,010,181

7.	Exempt Party-in-Interest Transactions

The Plan allows for investment in QEP common stock. QEP is the Plan Sponsor; therefore, transactions in QEP common stock qualify as party-in-interest transactions. During 2010, the Plan received dividends of $46,672 on shares of QEP common stock. Purchases and in-kind contributions of QEP common stock amounted to $1,348,295, and transactions involving sales and distributions of QEP common stock were $2,871,103.

Certain Plan investments are in common/collective trust funds managed by Wells Fargo Bank, N.A. (Wells Fargo). Because the Plan pays certain fees to Wells Fargo and Wells Fargo is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

9.	Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to the 2010 Form 5500 follows:

Net assets available for benefits per the financial statements	$114,726,145
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	233,369

Net assets available for benefits per the Form 5500	$114,959,514

A reconciliation of net income per the financial statements at December 31, 2010 to the 2010 Form 5500 follows:

Net change before transfers per the Statement of Changes in Net Assets Available for Benefits	$10,408,235
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common collective trust funds	233,369

Net income per the Form 5500	$10,641,604

10.	Subsequent Events

The Company has evaluated events subsequent to December 31, 2010. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

QEP Resources, Inc. Employee Investment Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

EIN # 87-0287750; Plan Number 002

(a)	(b) Identity of issue, borrower, Lessor or similar party	(c) Description of investment	(d) Cost		(e) Current Value
	Company stock funds:
*	QEP Resources, Inc.	QEP Stock Fund	*	*	$44,423,283
	Questar Corporation	Questar Stock Fund	*	*	21,044,324

	Registered investment companies:
	Allianz NFJ	Small Cap Value Fund	*	*	1,218,538
	American Funds	The Growth Fund of America	*	*	3,771,245
	American Funds	The Europacific Growth Fund	*	*	3,362,471
	Baron	Small Cap Fund	*	*	2,489,884
	Goldman Sachs	High Yield Institutional Fund	*	*	1,783,161
	MFS	Total Return Fund	*	*	4,605,299
	MFS	Value Fund	*	*	2,944,265
	Janus-Perkins	Mid Cap Value Fund	*	*	508,710
	PIMCO	Total Return Institutional Fund	*	*	4,499,871
	T. Rowe Price	Mid Cap Growth Fund	*	*	2,979,553
	Vanguard	REIT Index Institutional Fund	*	*	2,424,307

	Common/collective trust funds:
	Barclays	Global Invs N	*	*	1,146,886
*	Wells Fargo	Stable Return Fund N2	*	*	10,841,039
*	Wells Fargo	S&P 500 Index Fund G	*	*	4,967,345

*	Participant loans	Interest rates from 4.25% to 9.25%	—		1,949,333

					$114,959,514

**	Investments are participant-directed, therefore, cost information is not required.
*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.
EMPLOYEE BENEFITS COMMITTEE

Date: June 28, 2011	/s/ Richard J. Doleshek
Richard J. Doleshek